EXHIBIT (A)(5)(E)

Intevac	3560 Bassett Street, Santa Clara CA 95054

INTEVAC ANNOUNCES SUCCESSFUL EXCHANGE OFFER FOR 97% OF ITS 6.5%
CONVERTIBLE SUBORDINATED NOTES DUE 2004

Santa Clara, California, July 10, 2002 - Intevac, Inc. (Nasdaq: IVAC), today announced that approximately $36.3 million in aggregate principal amount of its 6 ½% convertible subordinated notes due 2004, or approximately 97% of the total amount outstanding, were tendered in its exchange offer which expired on July 9, 2002 and that it would accept for exchange all validly tendered notes.

Upon the closing of the exchange offer, which is expected to occur on or about July 12, 2002, Intevac will issue approximately $29.6 million in aggregate principal amount of its new 6 ½% convertible subordinated notes due 2009 and will pay approximately $6.7 million in cash in exchange for the tendered 6 ½% convertible subordinated notes due 2004. Intevac will pay accrued interest on the exchanged securities upon issuance of the new securities in exchange. Approximately $1.3 million aggregate principal amount of 6 ½% convertible subordinated notes due 2004 will remain outstanding after the closing of the exchange offer.

Intevac’s Chief Executive Officer, Mr. Kevin Fairbairn, said, “We are very pleased with the response of our convertible note holders to our Exchange Offer. This exchange offer extends the maturity of our debt by five years. It also reduces the conversion price on the new notes to $7.00 per share, which increases the probability of converting this new debt to equity. This is a major step forward in restructuring the Company’s balance sheet.”